Exhibit 20

Letter to Securities and Exchange Commission

March 20, 2002

United States Securities and Exchange Commission
Washington, DC 20549

Dear Commission,

Arthur Andersen LLP (Andersen) has represented to Ablest Inc., that the audit of the financial statements included in this Form 10-K was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, and that there was appropriate continuity of Andersen personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Andersen was not relevant to this audit.

Respectfully,

/s/ Mark P. Kashmanian
Mark P. Kashmanian
Treasurer and Chief Accounting Officer
Ablest, Inc.